Exhibit 99.4

NICE Named a Leader in the Inaugural IDC MarketScape:
Worldwide Digital Evidence Management Solutions for Law Enforcement 2020
Vendor Assessment

The report cited that NICE has continued to build in capabilities according to customer requests with ease of integration, automation, usability, visualization and advanced analytics as key strengths

Hoboken, N.J., January 11, 2021 – NICE (Nasdaq: NICE) today announced that IDC, a global provider of market intelligence, has named NICE a Leader in its inaugural “IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2020 Vendor Assessment”. The IDC MarketScape vendor analysis model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market.

An excerpt of the IDC MarketScape Digital Evidence Management Solutions report may be downloaded here.

The IDC MarketScape report’s profile stated, “The NICE Investigate solution automates and digitizes the collection, analysis, and sharing of digital evidence and assets. NICE Investigate's key strengths relate to ease of integration, automation, usability, visualization, mobile tools, and advanced analytics, with a strategic focus on streamlining and digitizing previously traditionally manual workflow. NICE Investigate is hardware and software agnostic; it is an enterprise solution, not a point solution that might cater to one form of video input or one body-worn video provider, for example. Evidence tracking and auditability functionality is embedded throughout the solution.”

Dr. Alison Brooks, Research Vice President, Smart Cities and Communities - Public Safety, IDC said, “The Digital Evidence Management marketplace is being rapidly altered by innovations in the broader technology market, especially advanced visual analytics, artificial intelligence (AI), machine learning (ML), drones, and body-worn video cameras. NICE is a pioneer in the DEM space and has continued to build in capabilities according to requests from its customer base. Usability and data visualization are key strengths. Customers speak highly of the ease of integration of NICE DEM solutions, which is an increasingly important issue for agencies struggling with an ever-evolving series of heterogeneous data sets and types.”

In addition, the IDC MarketScape report explained, “NICE Investigate automates the case building process, providing considerable workflow efficiencies across the organization and across all involved agencies. The NICE Investigate solution is focused on sharing data across the judicial continuum; from capture to court, NICE offers tools to collect digital media from citizens and businesses to automatically populate the case file. Similarly, prosecutors have tools in the prosecutor portal to then provide for electronic discovery.”

“Law Enforcement and Justice agencies continue to face unprecedented challenges – more digital evidence to manage calls for increased transparency, faster case closure, and growing scrutiny and expectations,” said Chris Wooten, Executive Vice President, NICE. “NICE’s digital transformation solutions are at the forefront of helping agencies solve these challenges. By investing in NICE Investigate, agencies are able to achieve better operational efficiencies, improvements in case closure, faster and more reliable disclosure, while cutting costs and closing budget gaps. We’re honored that our innovation in public safety has been recognized by the IDC MarketScape.”

To learn more:
•	About NICE Investigate click here.
•	About NICE Inform click here.
•	Email PSInfo@NICE.com for more information.

About IDC MarketScape: IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.